SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2
Publicly-held Company, with Authorized Capital

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS
HELD ON AUGUST 17, 2005

1. DATE, TIME AND PLACE: August 17, 2005, at 11:30 a.m., on Av. Roque Petroni Junior, 1464, 6º andar, Morumbi, São Paulo - SP, upon calling in conformity with the Articles of Incorporation.

2. CHAIRMANSHIP OF THE MEETING: Felix Pablo Ivorra Cano – Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira - Secretary.

3. INSTATEMENT: The meeting was convened with the attendance of the undersigned Directors, representing a quorum under the terms of the Articles of Incorporation.

4. AGENDA AND RESOLUTION:

4.1. Approval of the replacement of the present Vice-President for Compliance and Institutional Relations , Mr. José Carlos de La Rosa Guardiola , elected at the Meeting of the Board of Directors held on August 25, 2003; election for the above referred office of Mr. Roberto Oliveira de Lima , Brazilian, married, business manager, holder of identity card nº 4.455.053-4, SSP/SP, enrolled with the CPF/MF under nº 860.196.518-00, residing and domiciled in the Capital of São Paulo State, with business address at Av. Roque Petroni Júnior 1464, 6º andar, lado A, Morumbi, São Paulo – SP. It is recorded that the director elected herein shall occupy said office together with his office of Chief Executive Officer, as permitted in the Articles of Incorporation of the Company, until the next first Meeting of the Board of Directors to be held after the Annual Meeting of Shareholders of 2006, and that he declares not to be convicted for any of the crimes provided by Law which might prevent him from exercising business activities.

4.2. Replacement of the deputy Executive Vice-President for Finance, Planning and Control : Approval of the replacement of the current Executive Vice-President for Finance, Planning and Control , Mr. Arcádio Luís Martinez García , elected at the Meeting of the Board of Directors held on February 16, 2005, ratified in the Meeting of the Board of Directors held on July 01, 2005, who was occupying said office on an interim basis up to this date; ELECTION, on an interim basis, until the Brazilian visa is granted to Mr. Ernesto Daniel Gardelliano, appointed for the referred office at the latest Meeting of the Board of Directors, as above mentioned, of Mr. PAULO CESAR PEREIRA TEIXEIRA, Brazilian, married, engineer, holder of identity card nº 301.540.175-9 SSP/RS, enrolled with the CPF/MF under nº 284.875.750-72, residing and domiciled in the Capital of the State of Rio de Janeiro, with business address at Praia de Botafogo, 501, 7º andar, Torre Corcovado, Rio de Janeiro-RJ, who shall occupy said office together with the office of Investor Relations Officer , under the terms of letter "g", item III, of article 21 of the Articles of Incorporation. The appointments of Mr. PAULO CESAR PEREIRA TEIXEIRA, as above mentioned, shall not affect his duties as Executive Vice-President of Operations, for which he was elected at the Meeting of the Board of Directors of 04.16.2003. It is recorded that: (i) the director elected herein shall occupy said office until the Brazilian visa is granted to Mr. Ernesto Daniel Gardelliano, which may not exceed the term of office, that is, April 16, 2006; (ii) he declares not to be convicted of any crime provided by law which might prevent him from exercising business activities, as well as is able to sign the statement required by CVM Instruction nº 367/2002 and he is undertaken to submit such signed statement at the time of the execution of his Instrument of Investiture .

4.3. CVM Instruction 358/2002 - updating : in order to comply with the provisions in CVM Instruction nº 358/2002, Mr. Paulo Cesar Pereira Teixeira , Vice-President of Finance, Planning and Control and Investor Relations Officer, Brazilian, married, engineer, holder of identity card nº 301.540.175-9 SSP/RS, enrolled with the CPF/MF under nº 284.875.750-72, residing and domiciled in the Capital of the State of Rio de Janeiro, with business address at Praia de Botafogo, 501, 7º andar, Torre Corcovado, Rio de Janeiro-RJ , was appointed in substitution for the current director, to be the officer responsible for the performance and follow-up of the Relevant Act and Fact Disclosure Policy.

The Directors praised and thanked for the competence, diligence and zeal shown by the Officers now leaving their respective offices .

5 . CLOSING OF THE MEETING : Since there was nothing else to be discussed, the meeting was closed and these minutes were drawn-up which, after read and approved, were signed by the Directors attending the meeting and by the Secretary, being transcribed in the proper book.

Signatures : Felix Pablo Ivorra Cano – Chairman of the Meeting and Chairman of the Board of Directors; Fernando Xavier Ferreira; Shakhaf Wine – Directors; Carlos Manuel de L. e V. Cruz and Luis Paulo Reis Cocco – Directors represented by Mr. Shakhaf Wine; Ignácio Aller Mallo – Director represented by Mr. Felix Pablo Ivorra Cano; Breno Rodrigo Pacheco de Oliveira – General Secretary.

I hereby certify that this is a faithful copy of the original minutes that were drawn-up in the Register of Meetings of the Board of Directors of the Company.

Breno Rodrigo Pacheco de Oliveira
General Secretary - OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2005

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.